SUBSIDIARIES OF

CHINA SKY ONE MEDICAL, INC.

The subsidiaries of China Sky One Medical, Inc., a Nevada corporation, include:

1.

American California Pharmaceutical Group, Inc., a California corporation;

2.

Harbin Tian Di Ren Medical Science and Technology Company, a Chinese company;

3.

Harbin First Bio-Engineering Company Limited, a Chinese company

4.

Harbin Tian Qing Biotech Application Company, a Chinese company